UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                              (Amendment No.5)

                           HAEMONETICS CORPORATION

                                COMMON STOCK

                                 405024-10-0
                                 (CUSIP No.)

Check the following box if a fee is being Paid with this statement [   ]

CUSIP No.     405024-10-0

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

              John F. White
              ###-##-####

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  ________________
      (b)  ________________

(3)  SEC Use Only

       ____________________

(4)  Citizenship or Place of Organization                        U.S.

Number of            (5)      Sole Voting Power                   ---
Shares
Beneficially         (6)      Shared Voting Power                 ---
Owned by
Each Reporting       (7)      Sole Dispositive Power              ---
Person
With                 (8)      Shared Dispositive Power            ---

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                             ---

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class represented by Amount in Row (9)            ---

(12) Type of Reporting Person (See Instructions)                   IN

Item 1(a)  Name of Inssuer:                  HAEMONETICS CORPORATION

Item 1(b)  Address of Issuer's
           Principal Executive Offices:      400 Wood Road
                                             Braintree, MA  02184

Item 2(a)  Name of Person Filing:            John F. White

Item 2(b)  Address of Principal Business
           Office or, if none, Residence:    Same as above.

Item 2(c)  Citizenship:                      U.S.

Item 2(d)  Title of Class of Securities:     Common Stock

Item 2(e)  CUSIP Number                      405024-10-0

Item 3  Not Applicable

Item 4  Ownership:

      (a)  Amount Beneficially Owned:                             ---

      (b)  Percent of Class:                                      ---

      (c)  Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote:        ---
           (ii)  shared power to vote or to direct the vote:      ---
           (iii) sole power to dispose or to direct the
                 disposition of:                                  ---
           (iv)  shared power to dispose or to direct the
                 disposition of:                                  ---

Item 5  Ownership of Five Percent or Less of a Class:             Yes

Item 6  Ownership of More than Five percent on Behalf
        of Another Person:                             Not Applicable

Item 7  Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent Holding Company:     Not Applicable

Item 8  Identification and Classification of Member
        of the Group:                                  Not Applicable

Item 9  Notice of Dissolution of Group:                Not Applicable

Item 10 Certification:                                 Not Applicable


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Signed:  /s/ Brigid A. Makes

                                       Name:    Brigid A. Makes

                                       Title:   Vice President, Finance


Date:  February 9, 1998